DIMUS PARTNERS, INC.
1403 West Sixth Street
Austin, Texas 78703
Phone: (888) 413-4687

March 10, 2011

Jerard T. Gibson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3473
Fax Number: (703) 813-6984

Re:	Dimus Partners, Inc.
Registration Statement on Form S-l
File No. 333-164749

Dear Mr. Gibson:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Monday, March 14, 2011, or as soon thereafter as practicable.

Additionally, Dimus Partners, Inc. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

Dimus Partners, Inc.

/s/ James Patton
James Patton
Chief Executive Officer